UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 29, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders

and
Information Circular
March 5, 2004

TABLE OF CONTENTS

TABLE OF CONTENTS
Invitation to Shareholders
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
PART I VOTING
PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
ELECTION OF DIRECTORS
RE-APPOINTMENT AND REMUNERATION OF AUDITORS
PART III CORPORATE GOVERNANCE
PART IV COMPENSATION
DIRECTORS’ COMPENSATION
EXECUTIVE COMPENSATION
REPORT ON EXECUTIVE COMPENSATION
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
PART V OTHER INFORMATION
TOTAL SHAREHOLDER RETURN COMPARISON
SHAREHOLDER PROPOSALS
AVAILABILITY OF INFORMATION

Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia Canada V6C 3M1	Telephone: (604) 661-2600 Facsimile: (604) 661-2676

March 5, 2004

Invitation to Shareholders

On behalf of the entire Board of Directors of Methanex Corporation, I would like to extend my personal invitation for you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia on Thursday, May 13, 2004 at 10:30 a.m.

At the meeting, we will be voting on a number of matters and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your shares to ensure that your shares get voted at the meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2003 performance and hear first-hand our strategy for the future. It will also provide you with an excellent opportunity to meet the Company’s Directors and Senior Management and ask them your questions.

I hope that you will attend the Annual General Meeting and I look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live through our website: www.methanex.com.

Sincerely,

Pierre Choquette
Chairman of the Board
and Chief Executive Officer
Methanex Corporation

i

METHANEX CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

      The Annual General Meeting (“Meeting”) of shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Thursday, May 13, 2004
TIME:	10:30 a.m. (Vancouver time)
PLACE:	Meeting Rooms 1, 2 & 3 Vancouver Convention & Exhibition Centre 999 Canada Place Vancouver, British Columbia

      The Meeting is being held for the following purposes:

1.	To receive the Consolidated Financial Statements for the financial year ended December 31, 2003 and the Auditors’ Report on such statements;

2.	To elect directors;

3.	To re-appoint auditors;

4.	To authorize the Board of Directors to fix the remuneration of the auditors; and

5.	To transact such other business as may properly come before the Meeting.

      If you are a holder of Common Shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to (416) 368-2502 or forward it to CIBC Mellon Trust Company using the envelope provided with these materials. Proxies must be received no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any adjournment thereof.

      DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) RANDY MILNER
Senior Vice President, General Counsel and
Corporate Secretary

ii

METHANEX CORPORATION

INFORMATION CIRCULAR

Information contained in this Information Circular is given as at March 5, 2004 unless otherwise stated.

PART I      VOTING

Solicitation of Proxies

      This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and Board of Directors of Methanex Corporation (the “Company”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.

      It is anticipated that this Information Circular and the accompanying Proxy form will be mailed on or about March 26, 2004 to holders of common shares of the Company (“Common Shares”).

What will be voted on at the Meeting?

      Shareholders will be voting on those matters which are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is entitled to vote?

      Only registered holders of Common Shares (“Registered Shareholders”) on March 22, 2004 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on March 22, 2004. As of March 5, 2004, there were 121,594,542 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights of the Company.

Can I vote Common Shares which I acquired after March 22, 2004?

      Unfortunately not. The Canada Business Corporations Act states that a shareholder who acquires shares after the Record Date will not be entitled to vote those shares at the Meeting.

How to vote

      If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.

          Voting by Proxy

      If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “Revoking a Proxy” on page 2).

          Voting in Person

      Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

      Many shareholders are in fact “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, custodian, etc). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you will receive or have already received from your intermediary either a request for voting instructions or a proxy form. Every intermediary has its own forms and procedures. Non-registered shareholders should follow them carefully to ensure that their Common Shares are voted at the Meeting.

      Since the Company does not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or your entitlement to vote unless your intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instructions or proxy to appoint yourself as proxyholder and return it in the envelope provided by your intermediary. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.

What is a Proxy?

      A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Enclosed in this package is a proxy form for the Meeting. Use it or any other legal proxy form to appoint a proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

      If you vote on the issues listed by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as they consider best.

Appointing a Proxyholder

      Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to CIBC Mellon Trust Company within the time hereinafter specified for receipt of proxies.

      If you leave the space on the proxy form blank, either Pierre Choquette or Bruce Aitken, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Choquette and Mr. Aitken are officers of the Company.

      For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368-2502 no later than 24 hours prior to the Meeting or any adjournment thereof. Completed proxies may also be delivered to the Chairman of the Meeting prior to the start of the Meeting or any adjournment thereof.

How will my shares be voted if I give my Proxy?

      If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly.

      If you have not specified how to vote on a particular issue, then your proxyholder can vote your shares as they see fit. However, if you have not specified how to vote on a particular issue and either Mr. Choquette or Mr. Aitken is appointed as proxyholder, your shares will be voted in favour of the particular issue. For more information on these issues, see Part II “BUSINESS OF THE MEETING” below. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and other matters which may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as they consider best.

Revoking a Proxy

      If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney must clearly state in writing that you want to revoke your proxy and deliver this revocation by mail to Proxy Department, CIBC Mellon Trust Company, #6 – 200 Queen’s Quay East, Toronto, ON, Canada, M5A 4K9 or by fax to (416) 368-2502, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof. Revocations may also be delivered to the Chairman of the Meeting prior to the start of the Meeting or any adjournment thereof. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your shares in person at the Meeting.

Costs of this Solicitation of Proxies

      The cost of this solicitation of proxies is borne by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.

Who counts the votes?

      The Company’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

      If you have any inquiries, the transfer agent, CIBC Mellon Trust Company, can be contacted as follows:

Toll-free:	1-800-387-0825
Mail:	CIBC Mellon Trust Company Suite 1600, 1066 West Hastings Street Vancouver, British Columbia V6E 3X1
Telephone:	(604) 891-3008
Fax:	(604) 688-4301

PART II      BUSINESS OF THE MEETING

RECEIVE THE FINANCIAL STATEMENTS

      The consolidated financial statements for the year ended December 31, 2003 are included in the Annual Report, which has been mailed to shareholders with the Notice of the Annual General Meeting of Shareholders and this Information Circular.

ELECTION OF DIRECTORS

      The articles of the Company provide that the Company have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company provide that when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board of Directors. The directors have determined that there should be 10 directors.

      The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed. The persons named in the following table are nominated for election by management. The persons named in the accompanying proxy, if not expressly directed to the contrary in such proxy, will vote the Common Shares in respect of which they have been appointed proxyholder in favour of the election of those persons listed below as nominees as directors.

      The Corporate Governance Committee of the Board of Directors recommends to the Board of Directors nominees for election of directors. The following table sets out the names of the nominees for election as directors, all other positions within the Company now held by them, their present principal occupations and the date on which each became a director of the Company.

Name, Residence and	Principal Occupation
Present Position of Nominee	or Employment	Director Since

PIERRE CHOQUETTE	Chairman of the Board and Chief Executive	October 1994
Vancouver, British Columbia	Officer of the Company
Chairman of the Board, Director, and
Chief Executive Officer

ROBERT B. FINDLAY(1)(2)(3)	Corporate Director, formerly	July 1994
West Vancouver, British Columbia	President and Chief Executive
Director	Officer of MacMillan Bloedel Limited

BRIAN D. GREGSON(3)(4)	Corporate Director, formerly	July 1994
Vancouver, British Columbia	Chairman of Barbican
Director	Properties Inc. and Senior Executive Vice President of Royal Bank of Canada

R.J. (JACK) LAWRENCE(1)(2)(4)	Chairman of Lawrence &	January 1995
Toronto, Ontario	Company Inc., an investment
Director	management company

DAVID MORTON(1)(2)(5)	Corporate Director, formerly	January 1995
Montreal, Quebec	Chairman of the Board and
Director	Chief Executive Officer of Alcan Aluminium Limited

A. TERENCE POOLE(4)(5)	Executive Vice President,	February 1994 (6)
Calgary, Alberta	Corporate Strategy and
Director	Development of NOVA Chemicals Corporation, a commodity chemical company

Name, Residence and	Principal Occupation
Present Position of Nominee	or Employment	Director Since

JOHN M. REID(1)(4)	President and Chief Executive Officer	September 2003
Vancouver, British Columbia	of Terasen Inc. (previously known as
Director	BC Gas Inc.), an energy distribution and transportation company which also provides utility and energy products and services, since November 1997

MONICA E. SLOAN(2)(3)	Managing Director and Chief Executive	September 2003
Calgary, Alberta	Officer of Intervera Ltd., a company
Director	which provides data quality products and services to the energy industry, since January 2004; prior thereto Principal of ME Sloan Associates, an independent consulting firm, since October 1999; prior thereto President of Kelman Technologies, a company which provides seismic data management services, since January 1998

GRAHAM D. SWEENEY(3)(4)(5)	Corporate Director, formerly President and	July 1994
Sarnia, Ontario	Chief Executive Officer of Dow Chemical
Director	Canada Inc.

ANNE L. WEXLER(1)(2)(5)	Chairman of the Executive Committee of	January 2001
Washington, D.C.	Wexler & Walker Public Policy Associates,
Director	a private government relations consulting firm

(1)	Member of the Corporate Governance Committee.

(2)	Member of the Human Resources Committee.

(3)	Member of the Responsible Care Committee.

(4)	Member of the Audit, Finance and Risk Committee.

(5)	Member of the Public Policy Committee.

(6)	Mr. Poole resigned as a director in June 2003 and was re-appointed in September 2003.

     The following table sets out the number of Common Shares, Restricted Share Units and Deferred Share Units beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for election as director, as at March 5, 2004.

Methanex Securities Beneficially Owned or over Which Control or Direction is Exercised(1)

		Restricted Share	Deferred Share
Name	Common Shares(2)	Units(3)	Units(4)
Pierre Choquette	428,201	372,692	0
Robert B. Findlay	82,200	6,128	62,767
Brian D. Gregson	32,250	12,128	38,515
R.J. (Jack) Lawrence	50,600	12,128	62,088
David Morton	2,000	6,128	64,667
A. Terence Poole	30,000	0	6,000
John M. Reid(5)	8,000	0	6,000
Monica E. Sloan(5)	0	6,000	0
Graham D. Sweeney	21,000	6,128	41,551
Anne L. Wexler	1,000	6,128	13,596

(1)	This information, to the extent not within the knowledge of the Company, has been furnished by the directors themselves.

(2)	The number of Common Shares held by a director includes those Common Shares indirectly owned or under the control or direction of such director.

(3)	For more information on Restricted Share Units, see “Directors’ Compensation” on page 14 and “Restricted Share Unit Plan” on page 20.

(4)	For more information on Deferred Share Units, see “Directors’ Compensation” on page 14 and “Deferred Share Unit Plan” on page 20.

(5)	Mr. Reid and Ms. Sloan were appointed directors in September 2003. In 2003, they were not eligible to receive awards of deferred share units or restricted share units.

RE-APPOINTMENT AND REMUNERATION OF AUDITORS

      Management and the directors of the Company recommend the re-appointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. As in past years, it is proposed that the remuneration to be paid to the auditors be determined by the directors of the Company.

      The persons named in the accompanying proxy, if not expressly directed to the contrary in such proxy, will vote the Common Shares in respect of which they have been appointed proxyholder for the re-appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company.

Principal Accountant Fees and Services

      Fees paid to KPMG LLP during the years ended December 31, 2003 and December 31, 2002 were as follows:

US$000’s	2003	2002
Audit Fees	388	310
Audit-Related Fees	60	19
Tax Fees	242	255
All Other Fees	—	92
Total	690	676

      The nature of each category of fees is described below.

Audit Fees:

      Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit-Related Fees:

      Audit-related fees consist of fees for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls; and due diligence services pertaining to potential business acquisitions/ dispositions.

Tax Fees:

      Tax fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning.

All Other Fees:

      All other fees for the year ended December 31, 2002 consist principally of payroll processing services and services to review the Company’s system of financial controls. For the year ended December 31, 2003, KPMG LLP no longer provided to the Company any services which would fall within this category.

Audit and Non-Audit Services Pre-Approval Policy

      In April 2003, the Audit, Finance and Risk Committee of the Board approved the Audit and Non-Audit Services Pre-Approval Policy (the “Policy”). The Policy requires the Audit, Finance and Risk Committee to pre-approve all audit, audit-related and non-audit services (such as those relating to tax planning and advice) provided by the external auditors. The Policy also specifies the services that the external auditors are prohibited from undertaking including internal audit, bookkeeping, financial information systems design and implementation, and other services.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

      None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

      Since the commencement of the most recently completed financial year of the Company, other than as disclosed below, no insider of the Company, nor any person proposed to be elected as a director of the Company, nor any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.

      Mr. A. Terence Poole, who is a director of the Company, is a senior officer of NOVA Chemicals Corporation (“NOVA”). In transactions which occurred in 2003, NOVA indirectly disposed of 37,946,876 Common Shares of the Company by way of secondary offering and the Company repurchased the remaining 9,000,000 Common Shares indirectly owned by NOVA (together, the “Transaction”). As an officer of NOVA, Mr. Poole had a material interest in the Transaction.

      Mr. R.J. (Jack) Lawrence, who is a director of the Company, is the Chairman of Lawrence & Company Inc., an investment management company. In connection with the Transaction, Lawrence & Company Inc. purchased Common Shares under the secondary offering on its own behalf and on behalf of certain funds managed by it. Accordingly, Mr. Lawrence had a material interest in the Transaction.

PART III   CORPORATE GOVERNANCE

Board of Directors

      The Board of Directors has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. The Board has responsibility for supervising the management of the Company and oversees and provides policy guidance on the business and affairs of the Company. In particular, the Board monitors overall corporate performance, oversees succession planning for executive officers including the appointment and performance of the Chief Executive Officer and the Chief Operating Officer, establishes a strategic planning process, evaluates the integrity of the Company’s internal control and management systems, identifies and oversees the implementation of systems to manage the principal risks of the Company’s business and oversees the implementation of a communication policy for the Company. The Board approves the Company’s significant business decisions and major transactions such as acquisitions, divestitures, financings and significant capital expenditures. The Board evaluates annually its own performance, as well as the performance of its committees and directors. The Board met formally on ten occasions in 2003. The overall Board member attendance rate at these meetings was 90%.

      The Chairman of the Board of the Company, Mr. Choquette, is also the Chief Executive Officer of the Company. The Board, mindful of the governance issues arising with Mr. Choquette having these two roles, has named Mr. David Morton as its Lead Independent Director. Mr. Morton’s responsibilities include chairing regular meetings of the independent directors without the presence of management or Mr. Choquette.

Committees of the Board of Directors

      The Board of Directors has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. No member of a standing Committee of the Board was, during 2003, or is currently, an officer or employee of the Company or any of its subsidiaries.

          Audit, Finance and Risk Committee

          Members: Messrs. Gregson (Chair), Lawrence, Poole, Reid and Sweeney

      The Audit, Finance and Risk Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting, financial controls and procedures, the system of internal accounting, audit procedures and plans, and recommends to the Board the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities, and also reviews with management and reports to the Board on the financing plans and objectives of the Company, the risks inherent in the Company’s business and risk management programs relating thereto. This Committee is also responsible for reviewing and reporting to the Board on matters relating to the funding and investment of funds of the Company’s pension plans. In November 2003, pursuant to rules adopted by the U.S. Securities and Exchange Commission to implement provisions of the Sarbanes-Oxley Act, the Board designated Mr. Poole as the “audit committee financial expert.” In 2003, this Committee met seven times. The overall Committee member attendance rate at these meetings was 100%.

          Corporate Governance Committee

          Members: Messrs. Findlay, Lawrence, Morton (Chair), Reid and Ms. Wexler

      This Committee is responsible for the composition, compensation and governance of the Board of Directors and recommends to the Board nominees for election or appointment as directors. The functions of this Committee also include assessing and enhancing the performance of the Board and maintaining an effective working relationship between the Board and management of the Company. It is also responsible for taking a leadership role in shaping the corporate governance of the Company and developing and recommending to the Board corporate governance principles for the Company. In 2003, this Committee met twice. The overall Committee member attendance rate at these meetings was 88%.

          Human Resources Committee

          Members: Messrs. Findlay (Chair), Lawrence, Morton, Ms. Sloan and Ms. Wexler

      The Human Resources Committee is responsible for reviewing recommendations for the appointment of persons to senior executive positions, succession planning, considering terms of employment including total compensation practices, reviewing the Company’s executive development programs, human resource plans and policies, recommending awards under the Company’s short-term and long-term incentive plans and matters relating to the administration of the Company’s pension plans, other than matters relating to the funding and investment of funds. This Committee also recommends for the Board’s approval the objectives and performance of the Chief Executive Officer of the Company on an annual basis. In 2003, this Committee met four times. The overall Committee member attendance rate at these meetings was 94%.

          Public Policy Committee

          Members: Messrs. Morton, Poole, Sweeney and Ms. Wexler (Chair)

      The Public Policy Committee is responsible for reviewing and making recommendations to the Board of Directors regarding public policy matters that have a significant impact on the Company including those relating to political contributions, social investment policy, government relations and public affairs. In 2003, this Committee met twice. The overall Committee member attendance rate at these meetings was 100%.

          Responsible Care Committee

          Members: Messrs. Findlay and Gregson, Ms. Sloan and Mr. Sweeney (Chair)

      The Responsible Care Committee is responsible for reviewing and making recommendations to the Board of Directors regarding matters relating to the environment and occupational health and safety issues that impact significantly on the Company. The Committee also reviews the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care.® In 2003, this Committee met twice. The overall Committee member attendance rate at these meetings was 100%.

Statement of Corporate Governance Practices

      Corporate governance is an important public policy issue. Corporate governance means having in place processes and structures which provide proper direction and management of the business and affairs of a company and good corporate governance is critical to a company’s effective, efficient and prudent operation. Recently, there have been many regulatory and legal initiatives aimed at improving corporate governance, increasing corporate accountability and enhancing transparency of public company disclosure. The Company’s management and Board of Directors actively monitor and, where appropriate, respond to these initiatives. We comply with regulatory requirements that we are subject to in Canada and the United States.

      The Toronto Stock Exchange (“TSX”) has issued a series of guidelines relating to effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Our corporate governance practices are consistent with the TSX’s Guidelines.

      The following information outlines the Company’s approach to corporate governance with reference to the Guidelines, as required by the TSX.

TSX Corporate Governance Guidelines	Comment

1. The board should explicitly assume responsibility for stewardship of the company	The Board has explicitly assumed responsibility for the stewardship of the Company.

The Corporate Governance Principles, adopted by the Board in 2003, state that it is the responsibility of the Board to monitor overall corporate performance, establish a strategic planning process, identify and oversee the implementation of systems to manage the principal risks of the Company’s business, oversee succession planning for executive officers including the appointment and performance of the Chief Executive Officer, oversee the implementation of a communication policy for the Company and evaluate the integrity of the Company’s internal control and management systems.

The board should assume responsibility for:

a. Adoption of a strategic planning process	The Board has assumed responsibility for ensuring that the Company follows a well-defined strategic planning process. As part of that process, the Board reviews draft plans, approves final plans and conducts periodic progress reviews.

b. Identification of principal risks and the implementation of appropriate risk-management systems	The Board, both directly and through the Audit, Finance and Risk Committee and the Responsible Care Committee, has assumed responsibility for identification of the principal risks of the Company’s business and for overseeing the implementation of appropriate systems for managing these risks. The Audit, Finance and Risk Committee reviews the actions of management concerning risks relating to operations such as currency, insurance and shipping risks, and reviews and approves actions relating to the Company’s insurance program and currency hedging. The Responsible Care Committee reviews risks relating to the environment, occupational health and safety and the Company’s operations as they relate to compliance with Responsible Care.® See pages 8 and 9 for more information about the activities of both of these committees.

c. Succession planning and monitoring senior management	The Human Resources Committee conducts annual succession planning reviews relating to the Chief Executive Officer and the Company’s other senior managers. See page 9 for more information about the activities of this committee.

d. Communications policy	The Company has a written communications policy governing the content and method of disclosing corporate information to shareholders, the public and others. This policy is reviewed annually by the Board. All public financial and certain other disclosure information is reviewed and approved by the Audit, Finance and Risk Committee and, where appropriate, by the Corporate Governance Committee, Public Policy Committee or the full Board.
e. Integrity of internal control and management information systems	The Audit, Finance and Risk Committee conducts regular reviews with both management and the Company’s internal and external auditors regarding the adequacy and effectiveness of the Company’s internal controls procedures and reports to the Board.

TSX Corporate Governance Guidelines	Comment

2.      Majority of directors should be “unrelated” (meaning independent of management and free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding)
The Board has determined that nine of the ten directors of the Company are “unrelated” directors. Additionally, each of these nine directors is independent as defined in the current Nasdaq Rules.

3. Disclose whether each director is “unrelated”	Mr. Choquette (Chairman of the Board and Chief Executive Officer of the Company) is the only related director.

4.     Appoint a committee of directors responsible for proposing new directors and for assessment of directors, composed exclusively of non-management directors, a majority of whom are also unrelated directors
The Corporate Governance Committee, all of whose members are non-management and unrelated directors, recommends suitable candidates for the Board and ensures that qualifications for the Board have been maintained.

The Committee establishes the criteria for the selection of new directors and identifies and recommends suitable candidates taking into account all factors it considers appropriate, including the overall composition of the Board and desirable individual characteristics.

The Committee is also responsible for overseeing an annual director evaluation process.

5. Implement a process for assessing the effectiveness of the board, its committees and individual directors	The Corporate Governance Committee oversees an annual process in which the performance of the Board and its committees is assessed by the directors. In addition, each committee conducts an annual self-assessment. The results of these evaluations are reported to the Board. The Chairman of the Board annually reviews the performance of each director on a one-on-one basis after monitoring the effectiveness of each director throughout the year and considering the results of a self-assessment which each director completes.

6. Provide orientation and education programs for new directors	Each new director is provided with a written orientation package relating to the Company as well as information on the responsibilities and liabilities of directors. In addition, Board members periodically visit plant locations. The Company has also made available to the directors an educational program addressing topics of interest to directors.

7. Consider reducing the size of the board with a view to improving effectiveness	The Corporate Governance Committee conducts an annual review of the size of the Board.

8. Review compensation of directors in light of risks and responsibilities	The Corporate Governance Committee annually reviews and recommends to the Board the remuneration of directors of the Company in light of the risks and responsibilities assumed and external findings concerning competitiveness with comparator companies.

TSX Corporate Governance Guidelines	Comment

9. Committees should generally be composed of non-management directors, a majority of whom should be unrelated	All of the Committees of the Board are composed entirely of non- management and unrelated directors.

10. The board should expressly assume responsibility for, or assign a committee responsibility for developing the company’s approach to corporate governance issues	The Corporate Governance Committee has been assigned responsibility for recommending to the Board a set of corporate governance principles for the Company. The Board adopted a set of corporate governance principles in November 2003. These principles are reviewed annually. The Committee also keeps abreast of corporate governance developments and makes recommendations to the Board in light of such developments as may be appropriate.

11. Define limits to management’s responsibilities by developing mandates for:
a. The board	The Company’s Corporate Governance Principles contains a Board mandate in stating that the business of the Company is conducted under the stewardship and supervision of the Board and that the Board oversees and provides policy guidance on the business and affairs of the Company. The Corporate Governance Principles also set out the more significant responsibilities of the Board.
b. The chief executive officer	The Board has approved a written position description for the Chief Executive Officer. The Human Resources Committee annually reviews the corporate objectives which the Chief Executive Officer is responsible for meeting and these objectives are then approved by the Board.

12. Establish procedures to enable the board to function independently of management	The Chairman of the Board is also the Chief Executive Officer of the Company and is involved in the day-to-day management of the Company. The Board is mindful of the governance issues arising from this and has established the following procedures to enable the Board to function independently of management:
• The Company’s Corporate Governance Principles delineate the Board’s responsibilities from those of management.
• The Board has named Mr. David Morton as its Lead Independent Director.
• The independent directors, without the presence of management or Mr. Choquette, meet regularly in sessions chaired by the Lead Independent Director.
• The Board has established Terms of Reference for the Chairman of the Board making him responsible for ensuring that governance structures exist to permit the Board to function independently of management.
• The Corporate Governance Committee is responsible for monitoring the relationship between the Board and management.

TSX Corporate Governance Guidelines	Comment

13. Establish an audit committee with a specifically defined mandate, with all members being non-management directors	The Board has established an Audit, Finance and Risk Committee with a written mandate that is summarized on page 8. The Committee is comprised exclusively of non-management and unrelated directors and meets regularly with the external auditors without management present. All Committee members are independent as defined in the current Nasdaq Rules.

14. Implement a system to enable individual directors to engage outside advisers, at the company’s expense	The Company’s Corporate Governance Principles establish a process by which the Board, a Committee or an individual director may engage outside advisers at the expense of the Company with respect to a decision or action.

PART IV      COMPENSATION

DIRECTORS’ COMPENSATION

      An annual retainer of $40,000 is payable to each non-management director and an annual fee of $120,000 is payable to the non-executive Chairman of the Board. In addition, each non-management director is paid $2,500 for each Board and Committee meeting attended and the Chair of a Committee is paid an additional $2,500 for each meeting. Non-management directors are also reimbursed for travel and other expenses incurred by them in the performance of their duties and non-management directors who travel cross-country to attend meetings receive a travel fee of $2,500 per trip.

      During 2003, Mr. Jeffrey Lipton, who resigned as Chairman of the Board in June 2003, received a fee of $60,000. Mr. Choquette, the Company’s Chief Executive Officer who succeeded Mr. Lipton as Chairman, received no compensation as a director or as Chairman in 2003.

      Under the Company’s Deferred Share Unit Plan (the “DSU Plan”) (more fully described on page 20), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting fees as Deferred Share Units (“DSUs”). The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Under the terms of the DSU Plan, Mr. Reid and Ms. Sloan, having been appointed directors in September 2003, were not eligible to participate in the DSU Plan in 2003.

      Commencing in 2003, non-management directors ceased to be granted options but were instead awarded Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan for Directors (the “Director RSU Plan”) as part of their compensation. In 2003, they were each awarded 6,000 RSUs. RSUs are notional shares credited by bookkeeping entry to a notional “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s account. RSUs granted in any year and their associated dividend equivalents will vest on December 1st, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the price of the Company’s Common Shares at that time, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders. Commencing in 2004, directors are able to elect annually to receive an equivalent number of DSUs instead of RSUs.

      Since 1998, the Company has had in place share ownership guidelines for directors to promote meaningful common stock ownership. The guidelines encourage each director to own Common Shares having a value equal to at least twice their annual retainer. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership guidelines. The table on page 6 details the number of Common Shares, RSUs and DSUs held by each director as at March 5, 2004.

EXECUTIVE COMPENSATION

Summary Compensation

      The following table sets forth a summary of compensation earned during the last three fiscal years by the Company’s Chief Executive Officer and its four other executive officers (collectively, the “Named Executive Officers”) who had the highest aggregate salary and bonus during 2003.

      All amounts shown in this table and elsewhere in this Information Circular are in Canadian dollars unless otherwise noted.

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards

					Securities
					Under	Restricted Share
				Other Annual	Options	Units(4)		All Other
		Base Salary	Bonus	Compensation	Granted			Compensation
Name and Principal Position	Year	($)	($)(1)	($)(2)	(#)(3)	(#)	($)	($)(5)
P. Choquette	2003	1,000,000	1,020,000	56,430	—	220,000	2,893,000	18,460
Chairman and CEO	2002	959,000	775,000	52,440	620,000	—	—	3,552
	2001	907,500	528,000	55,380	780,000	—	—	2,843
B. Aitken(6)	2003	728,220	527,000	78,650	—	26,000	341,900	80,246
President and COO	2002	371,023	176,285	61,399	73,000	—	—	53,256
	2001	318,226	135,000	53,278	90,000	—	—	45,202
R. Krause(7)	2003	484,766	447,649	—	—	26,000	341,900	94,399
Senior VP, Latin America	2002	526,122	262,634	—	73,000	—	—	96,588
& Global Manufacturing	2001	526,149	245,514	—	90,000	—	—	80,727
J. Gordon	2003	382,000	324,000	52,859	—	26,000	341,900	26,185
Senior VP, Corporate Resources	2002	368,250	200,000	54,816	73,000	—	—	76,962
	2001	347,500	157,000	58,049	100,000	—	—	72,510
G. Duffy	2003	360,000	313,000	75,327	—	26,000	341,900	25,473
Senior VP, Global Marketing	2002	339,750	192,000	68,687	73,000	—	—	51,080
& Logistics	2001	320,000	124,000	76,569	100,000	—	—	28,038

(1)	These annual incentive payments are reported in the fiscal year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the fiscal year in which they are earned. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 19. Mr. Aitken has elected to receive 50% of his 2003 Short-Term Incentive Plan award payment in cash ($263,500) and 50% in DSUs. The number of DSUs he received was 20,506, calculated using the formula described under “Deferred Share Unit Plan” on page 20.

(2)	The amounts shown represent:

•	For Mr. Choquette: housing allowance (2003 – $24,000; 2002 – $24,000; 2001 – $24,000), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2003 – $15,335; 2002 – $19,589; 2001 – $22,093), auto allowance and other miscellaneous items.

•	For Mr. Aitken: auto allowance (2003 – $41,515; 2002 – $36,080; 2001 – $32,143), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2003 – $37,134; 2002 – $20,635; 2001 – $21,136) and other miscellaneous items.

•	For Mr. Gordon: subsidies paid through a housing assistance program (2003 – $37,084; 2002 – $41,678; 2001 – $45,541), tax payments in respect of certain perquisites and other personal benefits made on his behalf, auto allowance and other miscellaneous items.

•	For Mr. Duffy: subsidies paid through a housing assistance program (2003 – $56,982; 2002 – $51,288; 2001 – $57,327), tax payments in respect of certain perquisites and other personal benefits made on his behalf, auto allowance and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular benefit, the amount does not exceed 25% of the total Other Annual Compensation amount disclosed in the table.

Where there is no entry for Other Annual Compensation in the table, the total value of such compensation is less than the lesser of $50,000 and 10% of total annual salary and bonus for the Named Executive Officer.

(3)	Consists of options for Common Shares of the Company granted during the relevant fiscal year.

(4)	In 2003, the Company adopted a Restricted Share Unit Plan (the “RSU Plan”) and made initial awards under such Plan. The RSU Plan is more fully described on page 20. A total of 534,000 RSUs were awarded by the Company in 2003. All RSUs awarded in 2003 vest on December 1st, 2005. The dollar value of the RSUs shown in the table is obtained by multiplying the number of RSUs awarded by $13.15, the closing market price of the Common Shares on the TSX on March 14, 2003, the date the RSUs were awarded. The number and value of the aggregate holdings of unvested RSUs of each of the Named Executive Officers at the end of 2003, the most recently completed financial year (calculated by multiplying the number of unvested RSUs then held by the Named Executive Officer by $14.53, the closing market price of the Common Shares on the TSX on December 31, 2003) was: P. Choquette: 224,692 – $3,264,775; B. Aitken: 26,555 – $385,844; R. Krause: 26,555 – $385,844; J. Gordon: 26,555 – $385,844; G. Duffy: 26,555 – $385,844.

18

(5)	The amounts include premiums paid on life insurance and health care, contributions to the Company’s Employee Share Purchase Plan and pension contributions.

(6)	Mr. Aitken was employed in New Zealand in 2003 and received his compensation in New Zealand dollars. His salary and other compensation shown in this table have been converted to Canadian dollars using average foreign exchange rates for the relevant fiscal year except for his 2001 and 2002 incentive payments which use a foreign exchange rate at the date of the Information Circular of the Company following the relevant fiscal year and the 2003 incentive payment which was made in Canadian dollars. Mr. Aitken was appointed President & Chief Operating Officer of the Company in September 2003.

(7)	Mr. Krause receives his compensation in Chilean pesos. His salary and other compensation shown in this table have been converted to Canadian dollars using average foreign exchange rates for the relevant fiscal year except for his annual incentive payment which uses a foreign exchange rate at the date of the Information Circular of the Company following the relevant fiscal year.

Stock Options

      The following table sets forth information concerning the value realized upon the exercise of options during 2003 and the value of unexercised options held by the Named Executive Officers as at December 31, 2003. No stock options were granted to any of the Named Executive Officers in 2003.

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

			Unexercised Options
			at December 31, 2003 (#)		Value of Unexercised
	Securities				in-the-Money Options
	Acquired	Aggregate			at December 31, 2003 (Cdn $)(1)
	on Exercise	Value Realized
Name	(#)	(Cdn $)	Exercisable	Unexercisable	Exercisable	Unexercisable(2)

P. Choquette	487,500	4,872,125	1,759,000	805,000	5,882,120	5,899,850
B. Aitken	137,750	952,226	61,500	93,750	146,830	682,798
R. Krause	304,953	1,788,752	8,200	93,750	82,492	682,798
J. Gordon	Nil	Nil	318,000	95,500	2,022,280	691,495
G. Duffy	165,200	1,077,064	Nil	86,500	Nil	600,955

(1)	The closing price of the Common Shares on the TSX on December 31, 2003 was Cdn $14.53 and was US $11.23 on the Nasdaq National Market.

(2)	For the purposes of this table, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada closing rate of exchange on December 31, 2003.

Retirement Plans

      Named Executive Officers resident in Canada participate in either the Company’s defined benefit or defined contribution retirement plan. Both plans are non-contributory with normal retirement occurring at age 65.

      The defined benefit plan provides a retirement income at age 65 for each year of service equal to 1.0% of the 3-year average Canada Pension Plan maximum pensionable earnings, plus 1.6% of the 3-year average salary in excess of this amount for the Named Executive Officer’s annual base salary. Benefits at retirement are paid for life, with a 60% spousal benefit payable after the death of the former employee. A number of other factors may influence pension benefits payable under the retirement plan, including age at retirement and whether a Named Executive Officer elects to receive an optional form of payment instead of the normal joint and 60% survivor pension. Retirement benefits are indexed at 75% of the increase in the Consumer Price Index, less 1%, to a maximum increase of 5%.

      The defined contribution plan provides Named Executive Officers with an annual company contribution equal to 7% of their annual base salary. Contributions are made to a retirement account in each of their names and invested according to their selection of investment vehicles. Ten investment vehicles are made available. At retirement, Named Executive Officers may use the funds in their account to purchase an annuity, transfer to a life income fund or transfer to a locked-in registered retirement savings plan.

      Canadian income tax legislation places limits on the amount of retirement benefit which may be paid from the regular retirement plan. Named Executive Officers resident in Canada participate in a supplemental executive retirement plan which provides for benefits in excess of what is provided under the regular plan. Benefits are provided in accordance with the formulas used in the regular plan, but without regard to Canadian income tax limits on the maximum benefit payable. Benefits are paid net of any benefit payable under the regular plan.

      Supplemental plan benefits are provided with earnings defined as base salary plus the target Short-Term Incentive award. Under the defined benefit segment, an unreduced early retirement pension is payable at age 60, with the pension reduced 3% for each year that retirement precedes age 60. The defined contribution segment provides Named Executive Officers with an annual contribution equal to 7% of earnings (11% for Mr. Gordon who joined the supplemental plan before the contribution rate was revised in 1997) less any contributions made to the regular plan. The supplemental plan is funded with a combination of assets and a letter of credit.

      The following table illustrates the estimated annual pension for a Named Executive Officer in the defined benefit segment, assuming retirement at age 65, who has not elected an optional form of payment under either the regular retirement plan or the supplemental retirement plan.

Pension Plan and

Supplemental Retirement Plan Table

Remuneration	Years of Service
($)	15	20	25	30	35

1,100,000	260,481	347,308	434,135	520,962	607,789
1,200,000	284,481	379,308	474,135	568,962	663,789
1,300,000	308,481	411,308	514,135	616,962	719,789
1,400,000	332,481	443,308	554,135	664,962	775,789
1,500,000	356,481	475,308	594,135	712,962	831,789
1,600,000	380,481	507,308	634,135	760,962	887,789
1,700,000	404,481	539,308	674,135	808,962	943,789
1,800,000	428,481	571,308	714,135	856,962	999,789
1,900,000	452,481	603,308	754,135	904,962	1,055,789
2,000,000	476,481	635,308	794,135	952,962	1,111,789
2,100,000	500,481	667,308	834,135	1,000,962	1,167,789

      As of December 31, 2003, the credited years of service of the Named Executive Officers covered under the defined benefit plans are as follows:

P. Choquette	31.4 years

Note: The employment agreement for Mr. Choquette provides for the recognition of service with NOVA Chemicals Corporation in the determination of the Company’s retirement plan benefits. Benefits paid or payable from the NOVA Chemicals Corporation retirement plans are offset from the total benefit payable from the Company’s plans.

     All other Named Executive Officers except Mr. Krause participate in the defined contribution plan. As a non-resident of Canada, Mr. Krause is not eligible to participate in either of the Canadian retirement plans but participates in a retirement plan of a subsidiary of the Company.

Termination of Employment and Employment Contracts

      The Company has entered into employment agreements with the Named Executive Officers that provide for certain rights in the event of involuntary termination of employment or a change in control.

      Mr. Choquette has an employment contract which provides for a termination payment, if his employment is terminated without cause, of an amount equal to (a) 2.5 times his annual base salary; (b) 2.5 times his target annual incentive under the Company’s Short-Term Incentive Plan; and (c) compensation for pension and other company benefits that he would have received over a 30-month period. In the event of termination within 24 months following a change of control of the Company, Mr. Choquette is entitled to an amount equal to (a) 2.5 times his annual salary; (b) 2.5 times the average of the last three years’ Short-Term Incentive Plan payments made to him; and (c) compensation for pension and other company benefits he would have received over the 30-month period, plus all legal and professional fees and expenses.

      Messrs. Aitken, Krause, Gordon and Duffy each have an employment contract which provides for a termination payment, if their employment is terminated without cause, of an amount equal to (a) 1.5 times their annual salary; (b) 1.5 times their target Short-Term Incentive Plan payment; and (c) compensation for pension and other company benefits they would have received over an 18-month period. In the event of termination within 24 months following a change of control of the Company, each is entitled to an amount equal to (a) 2.0 times their annual salary; (b) 2.0 times the average of their last three years’ Short-Term Incentive Plan payments; and (c) compensation for pension and other company benefits they would have received over a 24-month period, plus all legal and professional fees and expenses.

Composition of the Compensation Committee

      The Human Resources Committee of the Board of Directors is charged with responsibility for compensation matters in respect of executive officers. The Human Resources Committee consists of five members — Messrs. Findlay, Lawrence and Morton, Ms. Sloan and Ms. Wexler. Except as described on page 7 above in the section entitled “Interest of Insiders in Material Transactions,” none of the members of the Human Resources Committee is an officer or employee of the Company, has any indebtedness to the Company or any of its subsidiaries, or has any material interest, or any associates or affiliates which have a material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

REPORT ON EXECUTIVE COMPENSATION

Human Resources Committee Report on Executive Compensation

      As part of its mandate, the Human Resources Committee of the Board of Directors reviews and recommends to the Board of Directors for approval the remuneration of the Company’s executive officers, including the Named Executive Officers identified in the Summary Compensation Table above. The Committee obtains independent advice from consultants with respect to compensation of executive officers. The Committee reviews periodically the levels of compensation for executive officers. The last such competitive assessment was conducted in October 2003 and the results were reviewed with the Committee in November 2003. Based on the results of this assessment, total cash compensation for executive officers was deemed to be competitive. The Committee also obtains the advice and recommendations of the Chief Executive Officer with respect to compensation of the Company’s other executive officers.

Executive Compensation Policy

1.   Guiding Principles and Objectives

      The Company’s executive compensation policy is designed to provide competitive compensation to enable the Company to attract and retain high-quality and high-performance executives who will significantly contribute to the Company meeting its strategic business objectives. The Company also believes in the importance of encouraging executives to own Common Shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders. Since 1998, the Company has had in place share ownership guidelines for directors and executive officers to promote meaningful Common Share ownership. The guidelines encourage each executive officer to own Common Shares having a value equal to at least, in the case of the Company’s Chief Executive Officer, 5.0 times his annual base salary; in the case of the Company’s Chief Operating Officer, 4.0 times his annual base salary; and, in the case of each of the other executive officers, 3.0 times his annual base salary. RSUs and DSUs held by an executive officer are considered when determining whether the individual is meeting share ownership guidelines. Mr. Choquette, the Company’s Chairman and Chief Executive Officer, held 602,743 Common Shares and 224,692 RSUs as of December 31, 2003 and satisfies the share ownership guideline. The target guidelines are intended to be met within a certain number of years from the date that each individual became an executive officer. Certain other management personnel of the Company are also subject to share ownership guidelines.

      The Company has instituted other practices within its compensation policy directed at aligning the activities of executive officers with the interests of shareholders. For more information on these practices, refer to Section 5(b) — Restricted Share Unit Plan and Section 7 — Deferred Share Unit Plan, both on page 20.

2.   Total Compensation

      Total compensation for executive officers comprises base salary, short-term incentives, long-term incentives and indirect compensation. Total compensation is established to be competitive in proximity to the 50th percentile of the aggregate compensation for organizations in a reference group of companies selected on the basis of size and industry and that represent the market within which the Company competes for leadership talent. Specifically, the reference group of companies is comprised of large North American based chemical, industrial and commodity companies having, where possible, significant international operations.

3.   Base Salary

      Base salaries for executive officers are paid within salary ranges established for each position based on scope and level of responsibility. Individual salaries within the range are determined by that executive’s competence, skill level and market influences.

4.   Short-Term Incentive Plan

      The Company’s Short-Term Incentive Plan is designed to recognize the contributions of executive officers to the business results of the Company. This plan provides for an annual cash award based on corporate performance using quantifiable financial and operational objectives approved in advance by the Board of Directors and individual performance using specific and pre-agreed objectives. A target award equaling 75% of annual base salary in respect of the Chief Executive Officer, 60% of annual base salary for the President and Chief Operating Officer and 50% of annual base salary for all other executive officers is dependent upon both individual and corporate performance. This plan provides for an award in excess of the target award if corporate and/or individual performance results exceed the target performance set for the year.

      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified and weighted for calculation purposes. The corporate performance component represents 60% of the overall award and is based on shareholder returns and company strategic targets. The personal performance component represents 40% of the overall award and is based on leadership and business initiatives identified for each executive officer’s area of responsibility. Each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. Mr. Aitken elected to receive 50% of his 2003 Short-Term Incentive Plan award, which is paid in 2004, in the form of DSUs. DSUs are more fully described on page 20.

5.   Long-Term Incentive Plan

      The Long-Term Incentive Plan is designed to align the interests of executive officers with those of shareholders, to focus efforts on improving shareholder value and the Company’s long-term financial strength and to provide an incentive to continue employment with the Company by providing executive officers with the opportunity to acquire an increased financial interest in the Company. The Long-Term Incentive Plan was significantly modified in 2003 with the introduction of the RSU Plan, described below, which serves to reduce stock option grants with a non-dilutive award of RSUs. The Long-Term Incentive Plan has the following two components:

(a) Incentive Stock Option Plan

      Under the Incentive Stock Option Plan, executive officers are eligible for grants of Company stock options. Options are granted by the Board on the recommendation of the Committee. The number of options granted to each executive officer in any year is related to responsibility level and may be adjusted for individual performance and longer-term potential for upward mobility. The exercise price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada Daily Noon Rate on the day that the closing price is established. If unexercised, each option expires no later than ten years from the day that the option was granted. Subject to certain limitations contained in the plan, options may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine. All currently outstanding options expire, in the ordinary course, ten years after their date of grant.

      In 2003, Mr. Choquette did not receive stock options but received 100% of the value of his 2003 Long-Term Incentive award in RSUs. He will also receive 100% of the value of his 2004 Long-Term Incentive award in RSUs. In both 2003 and 2004, all other executive officers were entitled to elect to receive 100% of the value of their Long-Term Incentive award in RSUs or 50% in RSUs and 50% in stock options. In both 2003 and 2004, they each elected to receive 100% of the value of their annual Long-Term Incentive award in the form of RSUs.

(b) Restricted Share Unit Plan

      In 2003, the Company adopted the Restricted Share Unit (“RSU”) Plan. RSUs are notional shares credited by bookkeeping entry to a notional “RSU Account.” Under the RSU Plan, executive officers are entitled to elect to receive 50% or 100% of the value of their annual Long-Term Incentive award in the form of RSUs. Commencing in 2004, executive officers may make a further election to take DSUs in place of their RSU award. Mr. Choquette and all other executive officers elected to receive 100% of the value of both their 2003 and 2004 Long-Term Incentive awards in RSUs. In 2004, as part of an annual review of compensation, the Company reviewed the methodology used to calculate the number of RSUs awarded to employees. Consequently, on March 5, 2004, Mr. Choquette was awarded 148,000 RSUs, Mr. Aitken was awarded 66,000 RSUs and the Company’s other executive officers were awarded 22,000 RSUs. Mr. Aitken and one other executive officer further elected to take DSUs in place of their 2004 RSU awards. RSUs granted in any year will normally vest on December 1st, in the 24th month following the end of the year in which the award was made. For example, RSUs awarded in 2004 will vest on December 1st, 2006. The RSU Plan has been extended to certain other management positions in 2004. In general, following the vesting of the RSUs, an employee obtains an amount of cash equal to one-half of the value of their vested RSUs and an amount of Common Shares equal to one-half of the number of their vested RSUs. RSUs held by an employee are considered when determining whether the individual is meeting share ownership guidelines. RSUs do not entitle participants to any voting or other shareholder rights.

6.   Indirect Compensation Benefits and Perquisites

      Indirect compensation of executive officers includes participation in the retirement plans described above as well as benefits such as extended health and dental care, life insurance and disability benefits, and access to a group retirement savings plan. Executive officers may also participate in the Company’s Employee Share Purchase Plan which allows them to regularly contribute up to 15% of base salary into an account in order to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the executive officer’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market.

7.   Deferred Share Unit Plan

      To assist directors and executive officers in achieving share ownership guidelines, the Board, in 1999, established a Deferred Share Unit (“DSU”) Plan for directors and executive officers.

      Under the DSU Plan, each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. The actual number of DSUs granted to an executive officer with respect to an executive officer’s Short-Term Incentive Plan award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX for the preceding two calendar years. Under the Long-Term Incentive Plan, executive officers who are awarded RSUs may elect to receive an equivalent number of DSUs in place of their RSU award. A DSU account, maintained by the Company, is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights.

      The DSUs are redeemable only when the DSU Plan member’s term as a director or employment with the Company ceases or upon death (“Termination Time”) and a lump sum cash payment therefor, net of any withholdings, is made after the DSU Plan member specifies the redemption date. The lump sum amount is calculated by multiplying the number of DSUs held in the account by the average closing price of the Common Shares on the TSX on the 5 days immediately prior to the redemption date. The redemption date may fall on a date within a period beginning one year before the Termination Time and ending on December 26 of the first calendar year commencing after the Termination Time.

8.   Executives Outside Canada

      Total compensation policy as it relates to Named Executive Officers employed outside Canada is established with reference to the local market in each country. Reference groups of comparator companies are established with policy benchmarks for salaries and benefits at each level of management. Executive officers employed in countries other than Canada are eligible to participate in the Company’s Short-Term Incentive Plan and Long-Term Incentive Plan.

9.   Chief Executive Officer Compensation

      The basis for determining the Chief Executive Officer’s total compensation is targeted to be competitive in proximity to the 50th percentile of a reference group of North American based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company.

      The Chief Executive Officer’s salary reflects the incumbent’s performance, qualifications and experience. The Chief Executive Officer also participates in the Company’s Short-Term Incentive Plan and Long-Term Incentive Plan.

      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified for calculation purposes and weighted 60% for corporate performance and 40% for personal performance. The corporate performance component is based on certain strategic targets including the Company’s return on capital employed. The personal performance component is based on a number of measures including the successful execution of strategic initiatives, organizational leadership and achievement of Responsible Care objectives. The Chief Executive Officer may receive part or all of his Short-Term Incentive Plan award in the form of DSUs in the manner described in Section 7 above.

      The long-term incentives to which the Chief Executive Officer is entitled are described in Section 5 – Long-Term Incentive Plan, above.

      Submitted by the Human Resources Committee:

R. Findlay (Chair)
R. J. Lawrence
D. Morton
M. Sloan
A. Wexler

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

      No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined under applicable securities laws) or which was entirely repaid before the date hereof.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

      The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.

      The insurance provides US $125,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US $250,000 (US $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US $125,000,000, as the insurance is subject to an annual aggregate limit of US $125,000,000.

      The cost of this insurance for the current policy year is US $1,556,440.

PART V      OTHER INFORMATION

TOTAL SHAREHOLDER RETURN COMPARISON

      The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company on December 31, 1998 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), for the five most recently completed financial years.

Cumulative Value of $100 Investment

Dividends declared on Common Shares of the Company are assumed to be reinvested at the closing share price on the dividend payment date.

SHAREHOLDER PROPOSALS

      Shareholder proposals to be considered at the 2005 annual general meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 27, 2004 to be included in the information circular and form of proxy for such annual meeting.

AVAILABILITY OF INFORMATION

      The Company will provide to any person or company, without charge to any security holder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements for the year ended December 31, 2003 together with the auditors’ report thereon and any subsequent interim consolidated financial statements of the Company, and the Company’s Information Circular in respect of the Meeting to be held on May 13, 2004. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.

APPROVAL BY DIRECTORS

      The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

      DATED at Vancouver, British Columbia this 5th day of March, 2004.

(signed) RANDY MILNER

Senior Vice President, General Counsel
and Corporate Secretary

METHANEX CORPORATION

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD
ON MAY 13, 2004

     The undersigned holder of Common Shares of Methanex Corporation (hereinafter called the “Company”) hereby appoints Pierre Choquette, Chairman of the Board and Chief Executive Officer of the Company, or failing him, Bruce Aitken, President and Chief Operating Officer of the Company, or instead of either of them                                       the true and lawful proxy of the undersigned to attend, act and vote all the shares of the Company which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of the Company (the “Meeting”), to be held on May 13, 2004, notice of which Meeting has been received by the undersigned, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof with all the powers which the undersigned could exercise if personally present:

     Indicate your voting choice with a check mark (✓) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Pierre Choquette	☐	☐
Robert B. Findlay	☐	☐
Brian D. Gregson	☐	☐
R.J. (Jack) Lawrence	☐	☐
David Morton	☐	☐
A. Terence Poole	☐	☐
John M. Reid	☐	☐
Monica E. Sloan	☐	☐
Graham D. Sweeney	☐	☐
Anne L. Wexler	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐	WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

     If no specific voting choice has been given for an item, the shares represented by this proxy will be voted FOR the item.

     The person exercising this proxy has discretionary authority and may vote the shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting where such amendments, variations or matters were not known to management of the Company a reasonable time prior to the solicitation of this proxy.

     All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented by the proxy will be voted in accordance with such specifications.

     The undersigned hereby revokes any proxy previously given and does further hereby ratify all that said proxy may lawfully do in the premises.

Date: , 2004.
Print Name
Number of Common Shares held:
Signature of Holder

NOTES:

(a)	The proxy must be signed by the holder of Common Shares or the holder’s attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(b)	The proxy must be delivered to CIBC Mellon Trust Company not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the commencement of the Meeting or any adjournment thereof. Please use the envelope accompanying these materials or mail the proxy to Proxy Dept., CIBC Mellon Trust Company, #6, 200 Queen’s Quay East, Toronto, ON Canada M5A 4K9 or faxed to (416) 368-2502. Alternatively, the proxy may be delivered to the Chairman of the Meeting prior to the time fixed for commencement of the Meeting or any adjournment thereof.

(c)	A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

(d)	If the proxy is undated, it will be deemed to be dated the date it was mailed to the holder.

Affix Appropriate Postage

	To:	METHANEX CORPORATION
1800 WATERFRONT CENTRE
ATTN: INVESTOR RELATIONS DEPARTMENT		200 BURRARD STREET VANCOUVER BRITISH COLUMBIA V6C 3M1

TO NON-REGISTERED HOLDERS	(BENEFICIAL HOLDERS)

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, beneficial shareholders may elect annually to have their name added to an issuer’s supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements please complete and return this form.

                                                                                                   METHANEX CORPORATION
NAME OF CORPORATION:

NAME OF SHAREHOLDER:

ADDRESS:

Postal Code:

SIGNATURE:

I certify that I am a beneficial shareholder

SEE REVERSE FOR IMPORTANT INFORMATION
RELATING TO VOTING ESPP SHARES

VOTING INSTRUCTIONS

TO

INVESTORS GROUP TRUST CO. LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
METHANEX CORPORATION TO BE HELD ON MAY 13, 2004
AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF

     I,                                          , a participant in the Methanex Corporation Share Purchase Plan for Employees (hereinafter referred to as the “Plan”), hereby instruct Investors Group Trust Co. Ltd., as Trustee of the Plan, to exercise at the above meeting the voting rights pertaining to all the Common Shares of the Company held to my credit as follows:

Indicate your voting choice with a check mark ✓ in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Pierre Choquette	☐	☐
Robert B. Findlay	☐	☐
Brian D. Gregson	☐	☐
R.J. (Jack) Lawrence	☐	☐
David Morton	☐	☐
A. Terence Poole	☐	☐
John M. Reid	☐	☐
Monica E. Sloan	☐	☐
Graham D. Sweeney	☐	☐
Anne L. Wexler	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐	WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

     With respect to any amendments or variations to the matters listed above or identified in the Notice of Annual General Meeting of Shareholders and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

Date: , 2004	Signature of Holder

     INSTRUCTIONS:

1.	Record your instructions, sign and mail to GRS Securities Inc. in the attached envelope. Alternately, your instructions may be faxed using the following numbers:

If faxing from North America: 1-800-567-3351

If faxing from outside North America: 519-850-4157

2.	If you do not wish to specifically instruct the Trustee how to vote or refrain from voting as the case may be, you should not check any of the above squares. If no specific voting choice has been given for an item, the trustee will vote the shares represented by this Voting Instruction FOR that item.

IMPORTANT INFORMATION FOR PARTICIPANTS IN THE METHANEX
CORPORATION SHARE PURCHASE PLAN FOR EMPLOYEES

     Common shares purchased by an employee of the Company under the Methanex Corporation Share Purchase Plan for Employees (“ESPP”) remain registered in the name of Investors Group Trust Co. Ltd. as trustee of the ESPP, unless the employee withdraws their shares from the ESPP. Once withdrawn, the shares may either become registered in the name of the employee or an intermediary. (For more information, see Part I — “VOTING” contained in the Information Circular.)

     Voting rights attached to ESPP shares which remain registered in the name of Investors Group Trust Co. Ltd. may be exercised by employees or their attorneys authorized in writing, by indicating on the Voting Instructions form (on reverse) the necessary directions to GRS Securities Inc. how the ESPP shares are to be voted at the Meeting and returning the Voting Instructions form in the pre-paid envelope or by fax to GRS Securities Inc. at the fax number indicated below. The ESPP shares will then be voted pursuant to those directions. If no choice is specified for an item, the ESPP shares will be voted in favour of management’s propositions. The shares will be voted at the discretion of Investors Group Trust Co. Ltd. in respect of amendments to management’s propositions or such other business as may be properly brought before the Meeting. Only ESPP shares in respect of which a Voting Instructions form has been signed and returned will be voted.

     A holder of ESPP shares may revoke his or her directions indicated on the Voting Instructions form at any time by a written document executed by the employee or their attorney duly authorized in writing which is delivered by mail or fax to the Corporate Secretary of the Company, at Suite 1800, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (Fax: 604-661-2602), at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

     The Voting Instructions form is to be used only with respect to ESPP shares. If an employee holds shares outside the ESPP, the employee may vote those shares either in person or by proxy as described in Part I — “VOTING” of the Information Circular.

Questions?

     If you have any questions concerning the process of voting ESPP shares, you may speak to a GRS Securities Inc. Customer Service Representative, 8:00 a.m. to 8:00 p.m. ET on weekdays:

     If calling from North America: 1-800-668-2648
     If calling from outside North America: 1-800-668-2648
     Callers from Chile, please call collect: 519-850-0770

Faxing of Voting Instructions

     Voting Instructions may be faxed to GRS Securities Inc. (Attention: Monitoring Officer – FST4) using the following numbers:

     If faxing from North America: 1-800-567-3351
     If faxing from outside North America: 519-850-4157